UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2009

_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works

Section D-2,

No. 100 Industry Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐Yes   ☐No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release dated August 10, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated: August 11, 2009

Exhibit No.	Description
1.	Press release dated August 10, 2009.

Exhibit 1

Jinpan International Announces Reporting Date for

Second Quarter 2009 Financial Results

Englewood Cliffs, N.J., August 10, 2009 – Jinpan International Ltd. (Nasdaq: JST),a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced the Company will report its financial results for the second quarter ended June 30, 2009 on Friday, August 14, 2009 before the market opens.

Jinpan’s management will host an earnings conference call on August 14, 2009 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-913-312-1450. A webcast will also be available via the Company's website at http://www.jstusa.net or at www.viavid.net. A replay of the call will be available through August 28, 2009. Listeners may access the replay by dialing #1-719-457-0820, access code: 9513647.

About Jinpan International Ltd.

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO1401 certifications of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey.

Safe Harbor Provision

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company’s periodic filings with the Securities and Exchange Commission.

Investor Contact Information:

At Jinpan International Ltd.

Mark Du

Chief Financial Officer

(201) 227-0680

At ICR, Inc.:

In China:

Yuening Jiang

+86 10 6599 7965

In U.S.

Brian M. Prenoveau, CFA

(203) 682-8200